UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OCEANEERING INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-10945	95-2628227
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11911 FM 529 Houston, Texas	77041
(Address of principal executive offices)	(Zip Code)

David K. Lawrence

Senior Vice President, General Counsel and Secretary

(713) 329-4500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Please refer to the final rule and Form SD reflected in the 1934 Act Release No. 34-67716 (“Rule 13p-1”) for definitions to the terms used in this Specialized Disclosure Report, unless otherwise defined herein. As used in this Form SD, “we,” “our” and “us” refer to Oceaneering International, Inc. and its consolidated subsidiaries.

Gold and/or the minerals columbite-tantalite (coltan), cassiterite and/or wolframite and/or their respective derivatives tantalum, tin and/or tungsten (collectively, the “Covered Minerals”) were or may have been necessary to the functionality or production of certain products manufactured, or contracted to be manufactured, for sale by us during the period from January 1, 2013 through December 31, 2013 (our “Affected Products”). Descriptions of our Affected Products are included in the Conflict Minerals Report included as an exhibit to this Form SD (our “Conflict Minerals Report”), and those descriptions are incorporated by reference into this Item 1.01.

We conducted in good faith a reasonable country of origin inquiry that we believe was reasonably designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of our Affected Products originated from the Democratic Republic of the Congo (the “DRC”) or any adjoining country. Our inquiry included an analysis of our supply base to identify active suppliers that might provide materials or components necessary to the functionality or production of our Affected Products (our “Applicable Suppliers”). We queried our Applicable Suppliers using an online questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative.

Approximately 25% of our Applicable Suppliers submitted responses to our questionnaires. Of those that responded, many indicated that they were uncertain or unknowledgeable of whether: (1) any of the Covered Minerals were necessary to the functionality or production of their products or materials supplied to us; (2) the Covered Minerals, if any, necessary to the functionality or production of their products or materials supplied to us originated from the DRC or an adjoining country; or (3) the Covered Minerals, if any, necessary to the functionality or production of their products or materials supplied to us came from a recycler or scrap supplier. None of our Applicable Suppliers that responded gave us any reason to believe, from their responses, that any of the Covered Minerals necessary to the functionality or production of any of our Affected Products originated from the DRC or any adjoining country.

Because of the limited responses we received from our Applicable Suppliers and the uncertainty reflected in the responses we received from many of the Applicable Suppliers that did respond, we were not able to determine, through our reasonable country of origin inquiry, whether any of the Covered Minerals used in our Affected Products originated from the DRC or an adjoining country. Accordingly, we undertook due diligence efforts (as described in our Conflict Minerals Report) and have included our Conflict Minerals Report as an exhibit to this Form SD, as required by the instructions to Form SD.

Although we do not know or have reason to believe that any of our Affected Products are not DRC conflict free, we determined, based on the results of our reasonable country of origin inquiry and other due diligence efforts described in our Conflict Minerals Report, that all of our Affected Products should be described as DRC conflict undeterminable.

We have disclosed or will promptly disclose this Specialized Disclosure Report on our publicly available Internet website at http://www.oceaneering.com/investor-relations/conflict-minerals/.

Item 1.02 Exhibit

We have included as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OCEANEERING INTERNATIONAL, INC.

By:	/s/ David K. Lawrence
David K. Lawrence
Senior Vice President, General Counsel and Secretary

Date: May 29, 2014

EXHIBIT INDEX

Exhibit 1.02 – Conflict Minerals Report